FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO: 333-163411

WELLS CORE OFFICE INCOME REIT, INC.
SUPPLEMENT NO. 6 DATED JANUARY 3, 2013
TO THE PROSPECTUS DATED JULY 6, 2012

This document supplements, and should be read in conjunction with, our prospectus dated July 6, 2012 relating to our offering of 230,000,000 shares of common stock, as supplemented by supplement no. 1 dated July 10, 2012, supplement no. 2 dated August 13, 2012, supplement no. 3 dated October 2, 2012, supplement no. 4 dated November 9, 2012, and supplement no. 5 dated December 4, 2012. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the acquisition of the 4650 Lakehurst Court Building;

•	the acquisition of the 64 & 66 Perimeter Center Buildings;

•	information regarding our indebtedness; and

•	a change to the composition of our board of directors.

Status of the Offering

We commenced this initial public offering on June 10, 2010, pursuant to which we are offering up to 200,000,000 shares of our common stock in a primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at the higher of $23.75 or 95% of the estimated value of a share of our common stock. As of December 28, 2012, we had raised aggregate gross offering proceeds of approximately $441.0 million from the sale of approximately 17.7 million shares in this offering, including shares sold under our distribution reinvestment plan.

Acquisition of the 4650 Lakehurst Court Building
On December 7, 2012, we purchased a four-story office building, containing approximately 164,600 square feet (the "4650 Lakehurst Court Building") for approximately $25.3 million, exclusive of closing costs and adjustments.

The purchase of the 4650 Lakehurst Court Building was funded with proceeds from our $200.0 million unsecured revolving credit facility and proceeds from this offering. The 4650 Lakehurst Court Building was built in 1990 and is located on approximately 13.06 acres of land in the Dublin sub-market of Columbus, Ohio. The 4650 Lakehurst Court Building was acquired from BRE/COH OH LLC, which is not affiliated with us, our advisor, or an affiliate of our advisor.

The 4650 Lakehurst Court Building is 100% leased to Qwest Communications Company, LLC ("Qwest") through May 31, 2022. The lease is guaranteed by Qwest Communications International, Inc. ("Qwest International"). Qwest International is a wholly owned subsidiary of CenturyLink, Inc., the third largest telecommunications company in the United States. Qwest utilizes the 4650 Lakehurst Court Building for administrative and technology support.

Based on the current condition of the 4650 Lakehurst Court Building, we do not believe it will be necessary to make significant renovations. Our management believes that the 4650 Lakehurst Court Building is adequately insured.

Acquisition of Ground Leasehold Interest in the 64 & 66 Perimeter Center Buildings

On December 28, 2012, we purchased a ground leasehold interest in two office buildings containing approximately 583,700 square feet (collectively, the “64 & 66 Perimeter Center Buildings”) for approximately $118.5 million, exclusive of closing costs and purchase price credits of $12.7 million for rental and operating expense reimbursement abatements and $10.5 million for outstanding tenant improvement obligations.

The purchase of the 64 & 66 Perimeter Center Buildings was funded with proceeds raised from this offering and proceeds from our $200.0 million unsecured revolving credit facility. The 64 & 66 Perimeter Center Buildings, which are located on approximately 17.4 acres of land in Atlanta, Georgia, consist of a 15-story office tower built in 1985 ("64 Perimeter Center") and an eight-story mid-rise office building built in 1971 ("66 Perimeter Center"). The sellers, RB 64 PCE, LLC and RB 66 PCE, LLC, are not affiliated with us, our advisor, or an affiliate of our advisor.

Fee simple title to the land upon which the 64 & 66 Perimeter Center Buildings are located is held by the Dunwoody Development Authority (the “Development Authority”), which issued Development Authority Taxable Revenue Bonds (the “Bonds”) totaling $115.0 million in connection with significant building renovations. Certain real property tax abatement benefits are available to us because the fee simple title to the property is held by the Development Authority. The Bonds will mature and the property tax abatement benefits will expire in April 2027. The amount of rent payable under the ground lease (which we owe) and the payments due on the Bonds (to which we are entitled) are approximately the same. We will acquire fee simple title upon exercise of an option to purchase contained in the ground lease. The purchase price will be approximately equal to the amount then due to us under the Bonds. We are not likely to exercise the purchase option until the tax abatement benefits expire.

The 64 & 66 Perimeter Center Buildings, which were recently renovated, are currently 96% leased to eight tenants and are anchored by State Farm Mutual Automobile Insurance Company (“State Farm”). Once State Farm's phased occupancy, which includes expansion into space currently occupied by existing tenants, is complete in August 2013, State Farm will lease approximately 86% of the 64 & 66 Perimeter Center Buildings. The initial phase of the State Farm lease commenced on December 1, 2012. For approximately 13 months following the commencement of the initial phase and each expansion phase of State Farm's lease, which are expected to occur in January 2013, March 2013 and July 2013, State Farm is entitled to receive a full rental abatement. State Farm provides various insurance and financial services in the United States and Canada. State Farm plans to utilize the 64 & 66 Perimeter Center Buildings for general office use including, but not limited to, sales and services related to its financial and insurance products.

The current aggregate annual base rent of the 64 & 66 Perimeter Center Buildings is approximately $2.3 million. The current weighted-average rental rate of the 64 & 66 Perimeter Center Buildings over the terms of its leases in place for all eight tenants is approximately $14.88 per square foot. Both the current and future average rental rates reflect the impact of the State Farm rental abatement for which we received a purchase price credit. State Farm's lease expires in December 2023, but it has the right to extend the term of its lease for three additional five-year renewal periods at 95% of the then-current market rate. State Farm also has an ongoing right of first refusal and first offer to lease additional space available in 66 Perimeter Center at the then-current terms and conditions for the balance of the space leased.

The average occupancy rate of the 64 & 66 Perimeter Center Buildings during each of the last five years was as follows:

Year	Average Occupancy Rate[1]
2007	63%
2008	63%
2009	50%
2010	19%
2011	18%
1 The historical occupancy rates shown are not indicative of future occupancy as State Farm, a new tenant as of December 1, 2012, will occupy approximately 86% of the 64 & 66 Perimeter Center Buildings once its phased occupancy is complete in August 2013.

The average effective annual rental rate per square foot, calculated as the annualized base rental rate divided by leased square feet, for each of the last five years for the 64 & 66 Perimeter Center Buildings was as follows:

Year	Average Effective Annual Rental Rate per Square Foot[1]
2007	$21.32
2008	$21.52
2009	$21.52
2010	$20.35
2011	$19.78
1 The historical rental rates shown are not directly comparable to future rental rates as the historical rates are predominately based on gross rent amounts paid by previous tenants and the State Farm lease commencing in December 2012 is based on modified net rent amounts.

The table below sets forth a schedule for expiring leases for the 64 & 66 Perimeter Center Buildings by square footage and by annualized base rent in the year of expiration.

Year	Number of Leases Expiring	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Leased Rentable Square Feet Expiring
2012	—	—	—	—	—
2013	2	504,573	5%	23,911	4%	[1]
2014	1	261,000	2%	11,872	2%
2015	2	1,170,633	11%	30,745	5%
2016	—	—	—	—	—
2017	—	—	—	—	—
2018	—	—	—	—	—
2019	—	—	—	—	—
2020	—	—	—	—	—
2021	—	—	—	—	—
Thereafter	3	8,635,608	82%	514,357	89%

1 21,964 square feet of the leased space expiring in 2013 is leased to State Farm, commencing August 2013.

Based on the current condition of the 64 & 66 Perimeter Center Buildings, we do not believe it will be necessary to make significant renovations. Our management believes that the 64 & 66 Perimeter Center Buildings are adequately insured.

Information Regarding Our Indebtedness

As of December 28, 2012, our debt-to-real-estate-asset ratio, or the ratio of total debt to total purchase price of real estate assets, was approximately 38%. As of December 28, 2012, we had total outstanding indebtedness of approximately $220.9 million, which consisted of $100.0 million drawn from the $100.0 million Wells Core Term Loan Facility, $96.0 million drawn from the $200.0 million Wells Core Revolving Facility, and a $24.9 million mortgage loan with PNC Bank, National Association that matures on June 27, 2014, which we refer to as the Technology Way Loan.

Change to the Composition of Our Board of Directors
Effective December 31, 2012, John C. Alexander, III has resigned as a member of our board of directors. Mr. Alexander's resignation was not because of a disagreement with our company.

SUPPLEMENTAL INFORMATION - The prospectus of Wells Core Office Income REIT, Inc. consists of this sticker, the prospectus dated July 6, 2012, supplement no. 1 dated July 10, 2012, supplement no. 2 dated August 13, 2012, supplement no. 3 dated October 2, 2012, supplement no. 4 dated November 9, 2012, supplement no. 5 dated December 4, 2012, and supplement no. 6 dated January 3, 2013.

Supplement no. 1 includes:

•
operating information, including the status of the offering, portfolio data, selected financial data, distribution information, dilution information, information about our share redemption program, and compensation to our advisor, our dealer manager and their affiliates;

•	an update to the risks related to an investment in our shares;

•	experts information; and

•	information incorporated by reference.

Supplement no. 2 includes:

•	the status of the offering;

•	information regarding our indebtedness;

•	updates to our risk factors;

•	the renewal of our advisory agreement;

•	the amended share redemption program;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three months and six months ended June 30, 2012, filed on August 13, 2012; and

•	our unaudited financial statements as of and for the three months and six months ended June 30, 2012, as filed in our Quarterly Report on Form 10-Q, filed on August 13, 2012.

Supplement no. 3 includes:

•	the status of the offering;

•	the acquisition of the 2275 Cabot Drive Building;

•	the renewal of our advisory agreement;

•	the execution of an unsecured credit facility;

•	information regarding our indebtedness;

•	updates to the risks related to an investment in our shares; and

•	an update to the directors and executive officers of our advisor.

Supplement no. 4 includes:

•	the status of the offering;

•	information regarding our indebtedness;

•	a change to the IRA custodian for purchasers who want to purchase shares through an IRA account;

•
“Management’s Discussion and Analysis of Financial Condition and Results of Operations,” similar to that filed in our Quarterly Report on Form 10-Q for the three months and nine months ended September 30, 2012, filed on November 6, 2012; and

•	our unaudited financial statements as of and for the three months and nine months ended September 30, 2012, as filed in our Quarterly Report on Form 10-Q, filed on November 6, 2012.

Supplement no. 5 includes:

•	updates to the risks related to an investment in our shares.

Supplement no. 6 includes:

•	the status of the offering;

•	the acquisition of the 4650 Lakehurst Court Building;

•	the acquisition of the 64 & 66 Perimeter Center Buildings;

•	information regarding our indebtedness; and

•	a change to the composition of our board of directors.